United States securities and exchange commission logo





                          April 21, 2021

       Michael Dent
       Chief Executive Officer
       HealthLynked Corp.
       265 Creekside Parkway, Suite 301
       Naples, Florida 34108

                                                        Re: HealthLynked Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed April 20,
2021
                                                            File No. 333-255371

       Dear Dr. Dent:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Erin Fogarty